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                               May 3, 2024

       Kanishka Roy
       Chief Executive Officer
       Plum Acquisition Corp. I
       2021 Fillmore St. #2089
       San Francisco, California 94115

                                                        Re: Plum Acquisition
Corp. I
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 30,
2024
                                                            File No. 333-276411

       Dear Kanishka Roy:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 19, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Material U.S. Federal Income Tax Consequences...
       U.S. Holders
       Tax Consequences of the Domestication, page 162

   1. We note the revisions made in response to prior comment 2, including that is "intended that the Domestication
qualify as an F Reorganization within the meaning of
                                                        Section 368(a)(1)(F) of
the Code." To the extent you continue to state that it is the intent of the parties for the
merger to qualify as a tax-free reorganization you must either: (1)
                                                        obtain a legal opinion
supporting such a conclusion; or (2) revise your current disclosure to begin the section by
clearly stating that it is uncertain whether the domestication will qualify as a tax-free
reorganization. You may then discuss the potential consequences to shareholders and the
company if the reorganization qualifies as tax-free and if it fails to qualify as tax-free.
 Kanishka Roy
Plum Acquisition Corp. I
May 3, 2024
Page 2
Veea's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 227

2. In your revised disclosures on page 228, you state the amount of cash as of December 31,
      2023, and that as of March 31, 2024, you "raised an additional $12.5 million" from the sale of preferred stock. If you sold preferred stock during the three months ended March
      31, 2024, please revise your disclosures throughout, including the Subsequent Events
      Note on page F-89 and your pro forma financial information, indicating the date(s) of such issuance, number of shares sold, and amount of cash received. Alternatively, if such sale occurred prior to December 31, 2023 please revise to indicate that, clarify whether this sale was part of the private placement disclosed on page F-63, and state, if true, that no sales have occurred subsequent to December 31, 2023. Similar clarifications should be made on page 225.
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                            Sincerely,
FirstName LastNameKanishka Roy
                                                            Division of
Corporation Finance
Comapany NamePlum Acquisition Corp. I
                                                            Office of
Technology
May 3, 2024 Page 2
cc:       Richard Aftanas
FirstName LastName